UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Ness Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On August 30, 2023, the Board of Directors (the “Board”), of Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company” or “Enlivex”), authorized a share repurchase program for up to an aggregate amount of $1.5 million of the Company’s outstanding ordinary shares. The share repurchase program is subject to the approval of the Economic Department of the Tel Aviv District Court, and, on September 18, 2023, the Company made the applicable filings for approval in such court. The Company expects the court’s determination within approximately 60 days, and the Company cannot predict whether or not the court will approve the share repurchase program.

The share repurchase program has a one year term commencing on November 1, 2023, and, subject to the court’s approval of the program as described above, repurchases, if any, may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Exchange Act of 1934, as amended, or in privately negotiated transactions.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission.

Safe Harbor Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this Report on Form 6-K speak only as of the date the statements were made, and the Company does not undertake any obligation to update forward-looking statements, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: September 18, 2023

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